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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

CHIRON CORPORATION
(Name of the Issuer)

CHIRON CORPORATION
NOVARTIS CORPORATION
NOVARTIS BIOTECH PARTNERSHIP, INC.
NOVARTIS AG
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

170040109
(CUSIP Number of Class of Securities)

WAYNE P. MERKELSON Vice President and Associate General Counsel Novartis Corporation 608 Fifth Avenue New York, New York 10020 (212) 307-1122	JESSICA M. HOOVER Vice President, Head of Corporate Business Development Chiron Corporation 4560 Horton Street Emeryville, California 94608 (510) 655-8730

Copy to:

ANDREW R. BROWNSTEIN, ESQ. TREVOR S. NORWITZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	ALISON S. RESSLER, ESQ. PATRICK S. BROWN, ESQ. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067-1725 (310) 712-6600
(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) FilingStatement)

        This statement is filed in connection with (check the appropriate box):

a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.
☐ The filing of a registration statement under the Securities Act of 1934.
c.
☐ A tender offer.
d.
☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$5,190,354,274	$555,368
*
For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.01 per share, of Chiron Corporation ("Common Stock") that are proposed to be acquired in the merger and (ii) the merger consideration of $45.00 in cash per share of Common Stock, plus (y) $143,660,389 expected to be paid to holders of stock options with an exercise price of less thant $45.00 per share granted by Chiron to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $36,938,385 expected to be paid to holders of restricted stock units and restricted stock rights in exchange for the cancellation of such units and rights ((x), (y) and (z) together, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $602,655
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: Chiron Corporation
Date Filed: November 25, 2005

        This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 as amended, (this "Schedule 13E-3"), first filed on November 25, 2005, as amended by Amendment No. 1 filed on January 11, 2006, Amendment No. 2 filed on February 16, 2006 and Amendment No. 3 filed on February 24, 2006, is being filed by (i) Chiron Corporation, a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Chiron"), (ii) Novartis AG, a company headquartered in Basel, Switzerland, (iii) Novartis Corporation, a New York corporation ("Novartis") and an indirect wholly owned subsidiary of Novartis AG and (iv) Novartis Biotech Partnership, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Novartis AG and an indirect subsidiary of Novartis Corporation ("Novartis Biotech"). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of October 30, 2005 (the "Merger Agreement"), among Chiron, Novartis, Novartis Biotech and, for certain purposes only, Novartis AG, as guarantor. Concurrently with the filing of this Schedule 13E-3, Chiron is filing with the Securities and Exchange Commission an amended preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of Chiron at which the stockholders of Chiron will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

        The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning (i) Chiron was supplied by Chiron and none of Novartis, Novartis Biotech or Novartis AG takes responsibility for the accuracy of such information and (ii) Novartis, Novartis Biotech and/or Novartis AG was supplied by Novartis and Chiron takes no responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

Item 1001

        The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers About the Merger" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002

        (a) The information contained in the section of the Proxy Statement entitled "The Parties to the Transaction—Chiron Corporation" is incorporated herein by reference.

        (b) The information contained in the sections of the Proxy Statement entitled "Introduction" and "The Special Meeting—Record Date; Shares Outstanding and Entitled to Vote" is incorporated herein by reference.

        (c)-(d) The information contained in the section of the Proxy Statement entitled "Market Prices and Dividend Information" is incorporated herein by reference.

        (e) Not applicable.

        (f) The information contained in the section of the Proxy Statement entitled "Special Factors—Transactions in Chiron Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003

        (a) The information contained in the sections of the Proxy Statement entitled "The Parties to the Transaction—Novartis AG, Novartis Corporation and Novartis Biotech Partnership, Inc.," and "Stock Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

        (b) The information contained in the section of the Proxy Statement entitled "The Parties to the Transaction" is incorporated herein by reference.

        (c) The information contained in the section of the Proxy Statement set forth under the caption "The Parties to the Transaction" is incorporated herein by reference.

        Chiron Information:    Set forth below for each director and executive officer of Chiron is his or her respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, except Raymund Breu, Pierre E. Douaze, Paul L. Herrling and Pieter J. Strijkert. None of Chiron or, to the knowledge of Chiron, any of the Chiron directors or executive officers listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Chiron or, to the knowledge of Chiron, any of the Chiron directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  Chiron's Executive Officers:

        Ursula B. Bartels.    Ms. Bartels joined Chiron as Vice President and General Counsel in August 2004. In March 2005, she was designated the Company's Secretary. Prior to joining Chiron, Ms. Bartels served as Vice President of Boehringer Ingelheim Corporation and Senior Vice President, General Counsel and Secretary of Boehringer Ingelheim Pharmaceuticals, Inc., where she was responsible for all legal functions for the corporation and its five U.S. subsidiaries. Boehringer's primary business' focus was branded human pharmaceuticals (primarily respiratory) and multi-source pharmaceuticals (comprised of subsidiaries, Roxane Laboratories and Ben Venue Laboratories). Prior to joining Boehringer in 1999, Ms. Bartels worked at SmithKline Beecham Corporation (now GlaxoSmithKline) from 1988 to 1999, where she progressed from Counsel, Litigation to Vice President and Associate General Counsel, responsible for the full range of legal operations in North America for its two U.S. divisions, Pharmaceuticals, and Healthcare Services (including clinical laboratory and pharmacy benefit management businesses). Ms. Bartels was a member of the PhRMA Law Section Executive Committee from 1994 to 2004, and served as Chair of the Law Section in 2001-2002. Ms. Bartels assembled and led the group that wrote the PhRMA Code. Ms. Bartels began her legal career as a litigation associate at Stradley Ronan Stevens and Young, in Philadelphia. She graduated in 1979 from Bryn Mawr College, A.B. cum laude, and attended the University of Virginia School of Law, graduating in 1983.

        Jack Goldstein.    Dr. Goldstein joined Chiron as Vice President and President, Chiron Blood Testing Division in September 2002. In February 2005, Dr. Goldstein was appointed to the position of President and Chief Operating Officer. He had served as interim Chief Operating Officer of Chiron since November 2004. From 2000 to 2002, Dr. Goldstein was General Partner at Windamere Venture Partners, L.L.C., a venture fund making investments in early stage biotechnology, pharmaceutical, medical device and diagnostic companies. From 1997 to 2001, Dr. Goldstein was President and CEO of Applied Imaging Corporation, a leading supplier of instrument systems for prenatal and cancer genetics. From 1999 until 2002, Dr. Goldstein also served as Chairman of the Board of Applied

Imaging and continues to serve as a director of one of Applied Imaging's subsidiaries. From 1986 to 1997, Dr. Goldstein worked for Johnson & Johnson in various executive management positions, including President of Ortho Diagnostic Systems and Executive Vice President of Professional Diagnostics at Johnson & Johnson World Headquarters. Dr. Goldstein holds a B.A. degree in Biology from Rider University, an M.S. in Immunology and a Ph.D. in Microbiology from St. John's University.

        Anne Hill.    Ms. Hill is responsible for human resources at Chiron. She joined Chiron in November 2004 from Baxter International Inc., where she served in a variety of executive positions of increasing responsibility from 1991 to 2004. From 1998 to 2004, she was global vice president of human resources for the Bioscience division of Baxter International in Westlake Village, California. Prior to relocating to the United States, Ms. Hill worked in human resources for the John Lewis Partnership, a large British retailer, from 1980 to 1990. Ms. Hill holds a BSc Econ degree in Industrial Relations from the University of Wales.

        Jessica M. Hoover.    Ms. Hoover is responsible for corporate business development, including mergers, acquisitions, product licensing and other strategic transactions. She joined Chiron in 1994 as a member of the law department, most recently serving as vice president and assistant general counsel, where her responsibilities included strategic corporate transactions as well as business development initiatives within each of the company's business units. Before joining Chiron, Ms. Hoover was a partner with Brobeck, Phleger & Harrison. Ms. Hoover holds a A.B., with highest honors, from the University of California, Berkeley, and a J.D. from the Yale Law School.

        Meghan B. Leader.    Ms. Leader joined Chiron in 1992, and is the Vice President, Business Support Services and Chief Information Officer. She is responsible for information technology, corporate facilities, global security and corporate risk-mitigation services, including environmental health and safety, and business continuity planning. Since joining Chiron, Ms. Leader has held various positions in treasury, corporate development and information management. Prior to joining Chiron, she worked in treasury management for both Security Pacific Bank and Bank of America. Ms. Leader holds a B.A. degree in government and an M.B.A. from Saint Mary's College of California.

        Howard H. Pien.    Mr. Pien joined Chiron as President and Chief Executive Officer, and a director, in April 2003. Upon the resignation of Seán P. Lance as Chiron's Chairman of the Board following the annual meeting of stockholders in May 2004, Mr. Pien also was elected Chairman of the Board. In February 2005, Mr. Pien's title of President was transferred to Dr. Goldstein in connection with the formalization of the role of Chief Operating Officer assumed by Dr. Goldstein. Mr. Pien joins Chiron from GlaxoSmithKline (GSK), which resulted from the merger of GlaxoWellcome and SmithKline Beecham, where he spent over twelve years in positions of international and global management responsibility, including: President of Pharmaceuticals International GSK from December 2000 to March 2003, including service as a member of the Corporate Executive Team; President, Pharmaceuticals, SmithKline Beecham (1998 to 2000); President, Pharmaceuticals-North America, SmithKline Beecham (1998); Senior Vice President and Director-North Asia (1997); Managing Director and Senior Vice President-UK (1995 to 1997); Vice President and Director, Marketing-US (1993 to 1995); Vice President and Director, Product Marketing-US, heading the arthritis, cardiovascular and vaccine groups (1992 to 1993); and Vice President and Director of New Product Development-US (1991 to 1992). Prior to joining SmithKline Beecham, Mr. Pien worked six years for Abbott Laboratories and five years for Merck & Co., in positions of sales, marketing research licensing and product management. Mr. Pien served as a director of ViroPharma Incorporated from 1998 to 2003. He currently serves as a director of two non-profit organizations: Oakland Children's Hospital and Bio-Tech Industry Trade Association.

        Rino Rappuoli.    Dr. Rappuoli joined Chiron as head of European vaccines research in 1992 with the acquisition of Italian vaccines company, Sclavo SpA, where he served as head of research and development. He was responsible for Chiron Infectious Disease and Vaccine Research, serving as Vice

President, Vaccine Research, Research and Development from February 2000 to January 2004. At Chiron, he led the development of MENJUGATE® conjugate vaccine against meningococcus C and the first recombinant bacterial vaccine, against pertussis. In February 2004, he was promoted to Vice President, Chief Scientific Officer of Chiron. Dr. Rappuoli earned his doctoral and bachelor's degrees in biological sciences at the University of Siena, and also served as a visiting scientist at the Rockefeller University in New York and at the Harvard Medical School. Dr. Rappuoli is co-founder of the field of cellular microbiology, a discipline combining cell biology and microbiology, and has pioneered the genomic approach to vaccine development termed "reverse vaccinology". He is member of numerous international associations, including the European Molecular Biology Organization and the American Society for Microbiology. Dr. Rappuoli also has served on many committees, among which the NIH Search Committee for the Director of the Vaccine Research Center (Bethesda, Maryland). He is co-chairman of the R/D Task Force of the Global Alliance for Vaccines and Immunization. He has won several prestigious international awards including the Paul Ehrlich, Ludwig Darmstaedter Prize; and IUMS Arima award. Dr. Rappuoli currently serves as a director of Fondazione Monte Dei Paschi di Siena, a private organization in Siena, Italy. He was appointed as a foreign associate to the U.S. National Academy of Sciences in May 2005.

        David V. Smith.    Mr. Smith joined Chiron as Vice President, Controller in February 1999 and was designated Chiron's principal accounting officer. In February 2002, Mr. Smith was appointed Vice President, Finance. In April 2003, Mr. Smith was appointed interim Chief Financial Officer. In November 2003, Mr. Smith was appointed Chief Financial Officer. Prior to joining Chiron, Mr. Smith served as the Vice President, Finance and Chief Financial Officer of Anergen, Inc. from 1997 until he joined Chiron. From 1988 to 1997, Mr. Smith held various financial management positions with Genentech, Inc., in both the United States and Europe.

        Daniel B. Soland.    Mr. Soland joined Chiron as Vice President and President, Chiron Vaccines in late February 2005. He is responsible for the operations of Chiron's global vaccine business. From 2003 until joining Chiron, Mr. Soland served as the President and Chief Executive Officer of Epigenesis Pharmaceuticals, a privately-held biopharmaceutical company that develops inhaled respiratory medicines for the treatment of asthma, chronic obstructive pulmonary disease and allergic rhinitis, from 2003 to 2005. From 1993 to 2003, Mr. Soland spent ten years with GlaxoSmithKline Biologicals in a variety of executive positions, including Vice President and Director, Worldwide Marketing Operations from 1998-2003, and Vice President and Director of SmithKline Beecham Pharmaceuticals, Vaccine Business Unit—U.S., from 1995 to 1998. Prior to joining GlaxoSmithKline, Mr. Soland spent eight years with Connaught Laboratories, a Pasteur Mérieux company with assignments in sales, sales management and product management. Mr. Soland holds a B.S. degree in Pharmacy from the University of Iowa, and was a licensed pharmacist (1981).

        Bryan L. Walser.    Dr. Walser joined Chiron as Division Vice President, Corporate Strategy in November 2001. Prior to joining Chiron, Dr. Walser was a principal in WRW, a Los-Angeles-based management consultancy working with The Rockefeller Foundation and the Boston Consulting Group on a variety of issues in biotechnology and healthcare. Before that, Dr. Walser trained in the Emergency Medicine program at UCLA, and worked for several years in Los Angeles with the healthcare practice of the Boston Consulting Group. Dr. Walser earned his undergraduate degree from Stanford, his medical degree from the University of Virginia School of Medicine and his law degree, magna cum laude, from Harvard Law School.

        Gene W. Walther.    Mr. Walther initially joined Chiron as a consultant in August 1998, and was appointed as Vice President, Commercial Development, North America and Asia Pacific in January 2001. In February 2005, Mr. Walther was appointed to the position of President, Chiron Blood Testing. He had served as "Acting President", Chiron Blood Testing since November 2004. Mr. Walther has over two decades of experience in the health care industry in various executive management positions. From 1995 to 1998, Mr. Walther was Vice President, Global Marketing and International Sales for Gen-Probe, Incorporated. From 1991 to 1995, Mr. Walther owned and operated a Seattle-based manufacturing company involved in producing equipment for the outdoor recreational industry. He was head of sales and marketing for Seattle-based Genetic Systems from 1984 to 1991. Prior to that, Mr. Walther worked for Abbott Diagnostics and American Hospital Supply Corporation in a variety of sales, marketing and business development positions. Mr. Walther holds a B.S. degree in microbiology and immunology from Michigan State University and a Masters of Business Administration from the University of Washington.

        Craig A. Wheeler.    Mr. Wheeler joined Chiron as Vice President, President of Chiron BioPharmaceuticals, responsible for the commercial operations of Chiron's biopharmaceuticals business, in August 2001. Prior to joining Chiron, Mr. Wheeler was a senior member of The Boston Consulting Group's health care practice and a key contributor to the firm's practice in hospital strategy, disease management, and pharmaceutical capabilities. Based in Boston, he joined the firm in 1988. Before joining the Boston Consulting Group, Mr. Wheeler worked for Merck's MSDRL research unit, where he served as a senior engineer in process development. He recently served as the leader of The Boston Consulting Group's Scientist's Network. In partnership with the Rockefeller Foundation, he has joined the Global Alliance for TB Drug Development, a public-private partnership to develop new anti-tuberculosis drugs. Mr. Wheeler was appointed to the board of directors of Avanir Pharmaceuticals, an AMEX company, in September 2005.

Chiron's Directors (other than Mr. Pien):

        Raymund Breu.    Dr. Breu has been a director of Chiron since May 1999. He is the Chief Financial Officer and a Member of the Executive Committee of Novartis. Dr. Breu is responsible for all finance activities of the Novartis Group worldwide. He assumed those positions upon the formation of Novartis in December 1996, when Ciba-Geigy Limited merged with Sandoz Ltd. Prior to that, Dr. Breu spent over 20 years with Sandoz Ltd. and affiliates, serving in various capacities: as the Head of Group Finance and a Member of the Sandoz Executive Board (1993 to 1996); Group Treasurer of Sandoz Ltd. (1990 to 1993); Chief Financial Officer of Sandoz Corporation (1985 to 1990), where he was responsible for all Sandoz finance activities in the US; and Head of Finances for the affiliated companies of Sandoz in the UK (1982 to 1985). Dr. Breu is also a member of the board of directors of Swiss Re and the Swiss Exchange and its admission panel, and a member of the Swiss Takeover Board.

        Vaughn D. Bryson.    Mr. Bryson has been a director of Chiron since June 1997. He was a 32-year employee of Eli Lilly and Company, a global research-based pharmaceutical corporation, where he served as President and Chief Executive Officer from 1991 until June 1993. He was Executive Vice President from 1986 until 1991. Mr. Bryson was a member of the board of directors of Lilly from 1984 until his retirement in 1993. From April 1994 to December 1996, Mr. Bryson was Vice Chairman of Vector Securities International, a healthcare focused investment banking firm. He served as a director of Ariad Pharmaceuticals from February 1995 to May 2003, and Quintiles Transnational Corporation from March 1997 to September 2003. Mr. Bryson is the President and a founder of Clinical Products, Inc., a medical foods company. Mr. Bryson presently serves as a director of Amylin Pharmaceuticals, Inc., AtheroGenics, Inc. and ICOS Corporation.

        Lewis W. Coleman.    Mr. Coleman has been a director of Chiron since 1991. He has been the President of DreamWorks Animation, a NYSE company since December 2005. Previously he was the President of the Gordon and Betty Moore Foundation from its founding in November 2000 to December 2004, and currently serves as one of the Foundation's trustees. Prior to that, Mr. Coleman was employed by Banc of America Securities, formerly known as Montgomery Securities where he was a Senior Managing Director from 1995 to 1998 and Chairman from 1998 to 2000. Before he joined Montgomery Securities, Mr. Coleman spent ten years at the Bank of America and Bank of America

Corporation where he was successively the Senior Credit Officer in The World Banking Group, Head of Global Capital Markets, Head of The World Banking Group, and Vice Chairman of the Board and Chief Financial Officer. He spent the previous thirteen years at Wells Fargo Bank where his positions included Head of International Banking, Chief Personnel Officer and Chairman of the Credit Policy Committee. Mr. Coleman currently serves as a director of Northrop Grumman Corp, a NYSE Company. He also serves on several private company and civil boards.

        Pierre E. Douaze.    Mr. Douaze has been a director of Chiron since 1995. He was a member of the Executive Committee of management of Ciba-Geigy Limited from 1991 to 1996, and Head of Ciba-Geigy Limited's Pharma and Self-Medication Division from 1989 to 1996. From December 1996, upon the formation of Novartis AG through the merger of Ciba-Geigy Limited and Sandoz Ltd., through December 1997, he was a member of the Executive Committee of Novartis and Head of its Healthcare Division and Pharma Sector. In December 1997, Mr. Douaze retired from Novartis. Mr. Douaze has served on the boards of IDM, S.A. (1998), Pharming N.V. (1998-2001), deVGen N.V. (2001-2002) and Genset S.A. (2002-2004). He currently serves as a director of Serono S.A., the Galenica Group, Switzerland, and Vifor International AG.

        J. Richard Fredericks.    Mr. Fredericks joined Chiron as a director in February 2003. Mr. Fredericks served as United States Ambassador to Switzerland and Liechtenstein from 1999 to 2001. He currently serves as Chairman of Dionis Capital, a New York based-hedge fund focusing on the financial services industry and a Managing Director of Main Management, a money management firm which invests exclusively in Exchange Traded Funds. Mr. Fredericks began his career with Dean Witter in 1970 as a securities analyst and joined Shuman, Agnew and Company five years later as a partner in the same capacity. In 1977, he joined Montgomery Securities (now Banc of America Securities) as a partner and later Senior Managing Director in Investment Research, covering the banking and financial services area. In 1995, Mr. Fredericks accepted responsibility to oversee the firm's investment banking effort for the financial industry. Mr. Fredericks retired from Banc of America Securities in 1999. Mr. Fredericks serves on the Komatsu International Advisory Board and the Library of Congress Trust Fund Board.

        Paul L. Herrling.    Dr. Herrling has been a director of Chiron since 1997. Since January 2003, he has served as the Head of Corporate Research at Novartis International AG. Prior to that, he was the Head of Research at Novartis Pharma AG and a member of the Novartis Pharma Executive Board. Previously, Dr. Herrling was Head of Preclinical Research Basel and Vice President and Deputy Member of the Board of Management, Sandoz Pharma Ltd., from 1992 through 1993. He was Head of Corporate Research and Senior Vice President and Member of the Board of Management for Sandoz Pharma Ltd. from 1994 through 1996. In November 2001, Dr. Herrling was appointed to the Professorship for Drug Discovery Sciences at the University of Basel, Switzerland.

        Denise M. O'Leary.    Ms. O'Leary joined Chiron as a director in September 2002. From 1983 until 1997, Ms. O'Leary was affiliated with Menlo Ventures, a private venture capital firm, first as an Associate and, from 1987, as a General Partner. Prior to joining Menlo Ventures, Ms. O'Leary worked in manufacturing engineering and production management at Spectra-Physics, Inc. She currently serves on the Board of Directors of US Airways Group, Inc. and Medtronic, Inc. She previously served on the Board of Directors of ALZA Corporation, which was sold to Johnson & Johnson in 2001, and Del Monte Foods Company. Ms. O'Leary is a Trustee of Stanford University and a member of the Board of Directors of Stanford Hospital and Clinics where she served as Chair from 2000 to 2005. She was a member of the Board of Directors of Stanford Health Services from 1994 to 1997, and a member of the Board of Directors and Executive Committee of UCSF Stanford Health Care from 1997 to 2000. Additionally, she is a member of the Board of Directors of Lucile Packard Children's Hospital at Stanford, having been re-appointed in 2000, after serving on that Board from 1997 to 1999.

        Edward E. Penhoet.    Dr. Penhoet co-founded Chiron and has been a director since its inception in 1981. He served as Chiron's President and Chief Executive Officer from 1981 to May 1998. Dr. Penhoet served as Chiron's Vice Chairman and as a consultant from May 1998 to February 2001. From 1971 to 1981, Dr. Penhoet was a faculty member of the Biochemistry Department at the University of California, Berkeley. He served as the Dean of the School of Public Health and Professor of Public Health and of Cell and Molecular Biology at the University of California, Berkeley from July 1998 until July 2002, when he joined the Gordon and Betty Moore Foundation, as Chief Program Officer, Science and Higher Education. In September 2004, he was elected President of the Foundation. Since December 2004, Dr. Penhoet has been Professor Emeritus of Public Health and of Cell and Molecular Biology at the University of California, Berkeley. From March 1997 to January 1999, Dr. Penhoet served as Chairman of the California Healthcare Institute, a public policy research and advocacy organization. Since September 2000, Dr. Penhoet has been a consulting director of Alta BioPharma Partners, a venture capital firm. During 2001, Dr. Penhoet served on the board of directors of Kaiser Permanente Health Plan & Hospitals. From June 2002 to December 2002, he served on the board of directors of Deltagen, Inc. He is a member of the Institute of Medicine of the National Academy of Sciences, and currently serves as a director of: Zymogenetics, Inc., Renovis, Inc., Scynexis Chemistry & Automation, Inc., and Metabolex, Inc. In December 2004, Dr. Penhoet was elected Vice-Chair of the Independent Citizens Oversight Committee of the California Institute of Regenerative Medicine.

        Pieter J. Strijkert.    Dr. Strijkert has been a director of Chiron since 1987. He currently serves, and has served since its inception, as chairman of the board of Crucell N.V. From 1985 until 1995, Dr. Strijkert was a member of the Management Board of Gist-Brocades N.V., a fermentation and pharmaceutical company headquartered in The Netherlands. He also has served as a director of Paratek Pharmaceuticals, Inc. from 1998 to present and Depotech, Inc. from 1996 to 1999, as chairman of the supervisory boards of deVGen N.V. and PamGene B.V. from January 2000 to January 2003 and as chairman of the supervisory boards of IntroGene from 1994 to 2000, and Pharming B.V. from 1994 to 2002.

        Novartis Entities Information:    Set forth below for each director and executive officer of Novartis AG, Novartis Corporation, and Novartis Biotech is his or her respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless indicated below. None of Novartis AG, Novartis Corporation, or Novartis Biotech or, to the knowledge of Novartis AG, Novartis Corporation, or Novartis Biotech, any of the persons listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Novartis AG, Novartis Corporation, and Novartis Biotech or, to the knowledge of Novartis AG, Novartis Corporation, or Novartis Biotech, any of the persons listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  Executive Officers of Novartis AG, Novartis and Novartis Biotech (other than Dr. Breu):

        Dr. h.c. Daniel Vasella, M.D.    Dr. Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing and Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Dr. Vasella served as President and Chief Executive Officer of Novartis AG. In 1999, he additionally was appointed Chairman of the Board of Directors of Novartis AG. Dr. Vasella is also the Chairman of the Board of Directors of Novartis Corporation. Dr. Vasella is also a member of the Board of Directors of Pepsico, Inc., United States. In addition, he is a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of several industry associations and educational institutions, including the International Business Leaders Advisory Council for the Mayor of Shanghai. He is a member of the Board of Directors of Associates of Harvard Business School. In 2002, Dr. Vasella was awarded an honorary doctorate by the University of Basel. He has been honored with the Ordem Nacional do Cruzeiro do Sul (Brazil) and holds the rank of Chevalier in the Ordre National de la Légion d'Honneur (France). Dr. Vasella is a citizen of Switzerland.

        Urs Baerlocher, J.D.    Mr. Baerlocher earned his JD from the University of Basel and was admitted to the bar in 1970. After working as a tax lawyer, he joined Sandoz in 1973, and held a number of key positions including Head of Strategic Planning and Head of Group Reporting. In 1987, he was made a member of the Sandoz Executive Board, responsible i.a. for Strategic Planning, HR, Legal, Taxes, Patents and Trademarks. In 1990, he became CEO of the Sandoz Nutrition Division and then, in 1993, CEO of Sandoz Pharma. In 1995, Urs Baerlocher assumed the position of Chairman of the Board of Sandoz Deutschland GmbH (Germany) and Biochemie GmbH (Austria). After the formation of Novartis in 1996 he served as Head of Legal, Tax, Insurance, to which Corporate Security and International Coordination were added. He became a member of the Executive Committee of Novartis in 1999. He has held his current position as Head of Legal and General Affairs since 2000, when his responsibilities were extended to include Corporate Intellectual Property and Corporate Health, Safety & Environment as well as, from 2004, the newly created function, Corporate Risk Management. Mr. Baerlocher is a citizen of Switzerland.

        Paul Choffat, J.D.    Mr. Choffat holds a JD from the University of Lausanne, Switzerland, and an MBA from the International Institute for Management Development in Lausanne. He started his professional career with Nestlé in Zurich, Switzerland, and London, UK. From 1981 to 1985, he was a project manager at McKinsey & Company in Zurich. Between 1987 and 1994, he held a number of leading positions at Landis & Gyr in Zug, Switzerland, where he became a member of the Executive Board and Head of the Communications Division. In 1994, he moved to Von Roll in Gerlafingen, Switzerland, as CEO. Paul Choffat joined Sandoz in 1995 as Head of Management Resources and International Coordination. He subsequently became a member of the Executive Board and was responsible for Group Planning and Organization. During the Novartis merger he headed the integration office. In 1996, he returned to line management as CEO of Fotolabo SA, Montpreveyres-sur-Lausanne, Switzerland, where he remained for three years before becoming an entrepreneur and private investor in 1999. He rejoined Novartis in January 2002 as Head of Novartis

Consumer Health, Division Head of Consumer Health at Novartis Corporation and member of the Group Executive Committee. Mr. Choffat is a citizen of Switzerland.

        Thomas Ebeling.    Mr. Ebeling graduated from the University of Hamburg with a degree in psychology. From 1987 to 1991, he held several positions of increasing responsibility at Reemstma Germany. In 1991, he joined Pepsi-Cola Germany as Marketing Director. He became Marketing Director for Germany and Austria in 1993 and was National Sales and Franchise Director for Pepsi's retail and on-premise sales from 1994. He then served as General Manager of Pepsi-Cola Germany. In 1997, Mr. Ebeling joined Novartis as General Manager of Novartis Nutrition for Germany and Austria. After having served as CEO of Novartis Nutrition, he became CEO of Novartis Consumer Health worldwide, and then Chief Operating Officer of Novartis Pharmaceuticals, before attaining his present position as Head of Novartis Pharmaceuticals in 2000. In addition, Mr. Ebeling also serves as a director of Novartis Corporation. Mr. Ebeling is a citizen of Germany.

        Mark C. Fishman, M.D.    Dr. Fishman is a graduate of Yale College and Harvard Medical School. He completed his Internal Medicine residency, Chief residency, and Cardiology training at the Massachusetts General Hospital. He serves on several editorial boards and has worked with national policy and scientific committees including those of the National Institutes of Health (NIH) and Wellcome Trust. He has been honored with many awards and distinguished lectureships and is a Fellow of the American Academy of Arts and Sciences. Before joining Novartis, Dr. Fishman was Professor of Medicine at Harvard Medical School and Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston. Dr. Fishman is Head of Biomedical Research at Novartis AG.

        Juergen Brokatzky-Geiger, Ph.D.    Dr. Brokatzky-Geiger graduated with a PhD in Chemistry from the University of Freiburg, Germany, in 1982. He joined Ciba-Geigy in 1983 as a Laboratory Head in the Pharmaceutical Division. After a job rotation in Summit, NJ, from 1987 to 1988 he held a number of positions of increasing responsibility, including Group Leader of Process R&D, Head of Process R&D and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Dr. Brokatzky-Geiger was appointed Integration Officer of Technical Operations. Thereafter, he became the Head of Chemical and Analytical Development and, from 1999 until August 2003, he served as the Global Head of Technical R&D. Dr. Brokatzky-Geiger was appointed to his present position as Head of Human Resources of Novartis AG on September 1, 2003. Dr. Brokatzky-Geiger is a citizen of Germany.

        Steven Kelmar.    Mr. Kelmar graduated with a Bachelor of Arts degree in Public Administration and Economics from Pennsylvania State University and spent 14 years (1979-1993) in public service in several executive positions. He was Chief of Staff to two Members of the US Congress and also worked in several legislative capacities for Members of the US Senate and the House of Representatives before his appointment by President Bush in 1990 to the position of Assistant Secretary for Legislation in the US Department of Health and Human Services. In 1993, he joined Strategic Management Association of Alexandria, Virginia. In 1997, he moved to Medtronic Inc., to become Senior Vice President of External Relations and joined Novartis as Head of Public Affairs and Communications in Febuary 2003.

        Urs Naegelin.    Mr. Naegelin joined Novartis Corporation in 1999 and serves as the Executive Vice President and Chief Financial Officer of Novartis Corporation. He is also the Chairman of the Board of Directors of Novartis Biotech. Mr. Naegelin is a citizen of Switzerland.

  Directors of Novartis AG, Novartis and Novartis Biotech (other than Dr. Vasella, Dr. Breu, Mr. Ebeling and Mr. Naegelin):

        Helmut Sihler, J.D., Ph.D.    Dr. Sihler became Vice Chairman of the Board of Directors of Novartis AG in 1996. He became Lead Director of Novartis AG in 1999 and is a member of the Chairman's Committee and the Corporate Governance Committee. He chairs the Audit and Compliance Committee and the Compensation Committee. He qualifies as a Non- Executive, independent Director and the Board has decided that he is adequately qualified in financial matters in accordance with applicable regulations to chair the Audit and Compliance Committee. Dr. Sihler is Chairman of the Supervisory Board of Dr. Ing. h.c. F. Porsche AG, Germany. Dr. Sihler studied philology and law in Graz, Austria and Burlington, Vermont (US) and graduated with a Ph.D. in philology and a J.D. In 1957, he joined Henkel KGaA, Germany, initially holding several positions in the marketing department for consumer goods. From 1980 to 1992, Dr. Sihler was Chairman of the Central Board of Management of Henkel KGaA. In 1988 and 1989, Dr. Sihler was President of the Association of the German Chemical Industry. He was also ad interim CEO of Deutsche Telekom AG, Germany, from July to November 2002. Mr. Sihler is a citizen of Austria.

        Hans-Joerg Rudloff.    Mr. Rudloff has served as Vice Chairman of the Board of Directors of Novartis AG since 1996. In 1999, he became a member of the Chairman's Committee and the Compensation Committee and since 2002 he has been a member of the Corporate Governance Committee. He qualifies as an independent Non- Executive Director. Since 2004 Mr. Rudloff has been a member of the Audit and Compliance Committee. Mr. Rudloff joined Barclays Capital in 1998, where he is presently Chairman of the Executive Committee. He also serves on a number of boards of other companies, including the Boards of Directors of the TBG Group (Thyssen-Bornemisza Group), Monaco, Marcuard Group, Geneva, and RBC, Russia and ADB Consulting, Geneva, Switzerland. Mr. Rudloff studied economics at the University of Bern and graduated in 1965. He joined Credit Suisse in Geneva and moved to New York in 1968 to join the investment banking firm of Kidder Peabody Inc. He was in charge of the Swiss operation and was elected Chairman of Kidder Peabody International and a member of the Board of Kidder Peabody Inc. in 1978. In 1980 he joined Credit Suisse First Boston and was elected Vice Chairman in 1983 and Chairman and CEO in 1989. From 1986 to 1990 Hans-Joerg Rudloff was also a member of the Executive Board of Credit Suisse in Zurich in charge of all securities and capital market departments. From 1994 to 1998 Hans-Joerg Rudloff was Chairman of MC-BBL in Luxembourg. In 1994, Hans-Joerg Rudloff was elected to the Board of Directors of Sandoz AG. Mr. Rudloff is a member of the Advisory Board of the MBA program of the University of Bern, Switzerland and of Landeskreditbank Baden-Württemberg, Germany, and EnBW (Energie Baden-Württemberg), Germany. Mr. Rudloff is a citizen of Germany.

        Dr. h.c. Birgit Breuel.    Dr. Breuel has served as a member of the Board of Directors of Novartis AG since 1996. In 1999, she became a member of the Audit and Compliance Committee. She qualifies as an independent, Non- Executive Director. Dr. Breuel is also a member of the Supervisory Board of Gruner+Jahr AG, Hamburg, Germany, of WWF, Germany, and of HGV (Hamburger Gesellschaft für Vermögensund Beteiligungsverwaltung mbH), Germany. Dr. Breuel studied politics at the Universities of Hamburg, Oxford and Geneva. She was Minister of Economy and Transport (1978-1986) and Minister of Finance (1986-1990) of Niedersachsen (Lower Saxony), the second largest state of Germany. In 1990, Dr. Breuel was elected to the Executive Board of the Treuhandanstalt, which was responsible for the privatization of the former East Germany's economy; in 1991, she also became the President of the Treuhandanstalt. From 1995 to 2000, she acted as the General Commissioner and CEO of the world exhibition EXPO 2000 in Hanover, Germany. Dr. Breuel is a citizen of Germany.

        Alexandre F. Jetzer.    Mr. Jetzer has served as a member of the Board of Directors of Novartis AG since 1996. He is a Non- Executive Director. He is also a member of the Board of Directors of Clariden Bank, Zurich, Switzerland, of the Supervisory Board of Compagnie Financière Michelin,

Granges- Paccot (FR), Switzerland, and of the Board of the Lucerne Festival Foundation, Lucerne, Switzerland. Mr. Jetzer graduated with Masters of law and economics from the University of Neuchâtel, Switzerland and is a licensed attorney. After serving as General Secretary of the Swiss Federation of Commerce and Industry (Vorort) from 1967 on, Mr. Jetzer joined Sandoz in 1980. In 1981 he was appointed Member of the Sandoz Group Executive Committee in the capacity of Chief Financial Officer (CFO) and, as of 1990, as Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey (US) and he additionally was appointed President and CEO of Sandoz Corporation in New York (NY). After the merger which created Novartis in 1996 until 1999, he served as a member of the Novartis Group Executive Committee and Head of International Coordination, Legal & Taxes. Mr. Jetzer is a citizen of Switzerland.

        Peter Burckhardt, M.D.    Dr. Burckhardt has been a member of the Board of Directors of Novartis AG since 1996. He qualifies as an independent, Non- Executive Director. From 1982 to 2004 Mr. Burckhardt has been the Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland. After studying in Basel and Hamburg, Dr. Burckhardt graduated with an M.D. from the University of Basel in 1965. He trained from 1966 to 1978 in internal medicine and endocrinology, mainly at the University Hospital of Lausanne, Switzerland, and the Massachusetts General Hospital, Boston, US. He was appointed Chief of Clinical Endocrinology in 1978, and full Professor of Internal Medicine and Chairman of the Department of Internal Medicine at the University Hospital of Lausanne in 1982. In addition to his activities as a clinician and academic teacher, Dr. Burckhardt conducts clinical research, mainly in bone diseases and calcium metabolism. He has authored more than 300 scientific publications and is an editorial board member of several international scientific journals. He was president of the Swiss Society of Internal Medicine, a member of the appeal committee of the national agency for drug controls and a board member of numerous scientific societies including the Swiss Societies of Nutrition, Clinical Chemistry, Endocrinology, Bone and Mineral Research, and the Committee for Endocrinology of the European Community. Since 1982, Dr. Burckhardt has been the Head of the Department of Internal Medicine at the University Hospital of Lausanne, then chief of medical service A, until 2004. He is treasurer of the International Foundation of Osteoporosis. Since 1990, he has been the organizer and chairman of the International Symposia on Nutrition and Osteoporosis. Dr. Burckhardt is a citizen of Switzerland.

        Srikant Datar, Ph.D.    Professor Datar became a member of the Board of Directors of Novartis AG in 2003. He is a Non- Executive Director. Mr. Datar is a member of the Board of Voyan Technology Inc., Santa Clara, California, and of Harvard Business School Interactive, Boston, Massachusetts. In 1973 Professor Srikant Datar graduated with distinction in mathematics and economics at the University of Bombay. He is Chartered Accountant and holds two masters degrees and a Ph.D. from Stanford University. Professor Datar has worked as an accountant and planner in industry and as a Professor at the Universities of Carnegie Mellon, Stanford and Harvard in the US. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Professor Datar has advised and worked with numerous renowned firms such as Du Pont, General Motors and Mellon Bank in research, development and training. Professor Datar is also Senior Associate Dean for Executive Education at the Graduate School of Business Administration of Harvard University, Boston, Massachusetts. Professor Datar is a citizen of India.

        William W. George.    Mr. George was elected as a member of the Board of Directors of Novartis AG in 1999. In 2001, he became a member of the Chairman's Committee and the Chairman of the Corporate Governance Committee. He qualifies as an independent, Non-Executive Director. Mr. George is a member of the Boards of Directors of Goldman Sachs and Target Corporation

(formerly Dayton Hudson), Minneapolis. Mr. George received his BSIE from Georgia Institute of Technology in 1964 and his MBA from Harvard University in 1966. From 1966 to 1969, he worked in the US Department of Defense as special assistant to the Secretary of the Navy and as assistant to the Comptroller. After having served as President of Litton Microwave Cooking Products, he held a series of executive positions with Honeywell from 1978 to 1989. Thereafter he served as President and Chief Operating Officer of Medtronic, Inc. in Minneapolis, and, from 1991 to 2001, as its Chief Executive Officer. From 1996 to 2002, he was Medtronic's Chairman. He has served as Executive-in-Residence at Yale School of Management and Professor of Leadership and Governance at IMD International in Lausanne, Switzerland. Mr. George is Professor of Management Practice at Harvard Business School, In addition, he is a member of the Board of Directors of the National Association of Corporate Directors and of the Carnegie Endowment for International Peace.

        Pierre Landolt.    Mr. Landolt has served as a director of Novartis AG since 1996. He qualifies as an independent, Non-Executive Director. Mr. Landolt is the President the Sandoz Family Foundation, Glaris, Switzerland, and the Chariman of the Board of Directors of Landolt Kapital SA, Pully, Switzerland, and of Emasan AG, Basel, Switzerland. He is also a member of the Board of Directors of Syngenta AG*, and of the Syngenta Foundation for Sustainable Agriculture, both in Basel, Switzerland. In addition, he serves as Chairman of the Board of Directors of Curacao International Trust Company, Curacao, Netherlands Antilles, Vaucher Manufacture Fleurier SA., Fleurier, Switzerland (Chairman), and as Vice Chairman of the Boards of Directors of Parmigiani, Mesur et Art du Temps S.A., Fleurier, Switzerland, and the Fondation du Montreux Jazz Festival, Montreux, Switzerland. Mr. Landolt graduated with a Bachelor of Law degree from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil. In 1977, he acquired an agricultural estate in Brazil, cultivating organic tropical fruit as well as producing dairy products. In 1989, he founded a firm for irrigation systems. In the same year, he became the main associate and director of a bank in São Paulo. Since 1997 Pierre Landolt has been Associate and Chairman of Axial Par Ltda, São Paulo, a company investing in sustainability. In 2000, he was co-founder of Eco Carbone LLC, Delaware, US, a company focused on the development of carbon sequestration processes in Europe, Africa and South America. Mr. Landolt is a citizen of Switzerland.

        Ulrich Lehner, Ph.D.    Mr. Lehner was elected to the Board of Directors of Novartis AG in 2002. He is a member of the Audit and Compliance Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director. Mr. Lehner is President and CEO of Henkel KGaA, Germany. He also serves as a member of the Board of Ecolab Inc., St. Paul, US, as member of the supervisory board of E.ON AG and of HSBC Trinkaus & Burkhardt KGaA, both in Düsseldorf, Germany. Mr. Lehner studied business administration and mechanical engineering. From 1975 to 1981, He was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Düsseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Essen, Germany, from 1983 to 1986, he returned to Henkel KGaA as Finance Director. From 1991 to 1994, Mr. Lehner headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong. From 1995 to 2000, he served Henkel KGaA, Düsseldorf, as Executive Vice President, Finance/Logistics (CFO). He is a member of the Advisory Board of Dr. August Oetker KG, Bielefeld, Germany, and of Krombacher Brauerei, Krombach, Germany, and an Honorary Professor at the University of Münster, Germany. Mr. Lehner is a citizen of Switzerland.

        Dr. Ing. Wendelin Wiedeking.    Dr. Wiedeking was elected as a member of the Board of Directors of Novartis AG in 2003. He qualifies as an independent, Non- Executive Director. Dr. Wiedeking is Chairman of the Executive Board of Dr. Ing. h.c. F. Porsche AG, Germany, and a member of the Supervisory Board of Directors of Deutsche Telekom AG, Germany, and of Eagle Picher Incorporated, Phoenix, Arizona. Born in Ahlen, Germany, Dr. Wiedeking studied mechanical engineering and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Aachen. His professional career began in 1983 as Director's Assistant in the Production and Materials Management area of Dr.-Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988 he moved to the Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive and Chairman of the Board of Management of Glyco AG. In 1991, he returned to Porsche AG as Production Director. A year later, the Supervisory Board appointed him spokesman of the Executive Board (CEO), and in 1993 its Chairman. He is a citizen of Switzerland.

        Rolf M. Zinkernagel, M.D.    Mr. Zinkernagel was elected to the Board of Directors of Novartis AG in 1999. He has been a member of the Corporate Governance Committee since 2001. He qualifies as an independent, Non-Executive Director. Mr. Zinkernagel graduated from the University of Basel with an M.D. in 1970. Since 1992 he has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Mr. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine which he was awarded in 1996. He was a member of the Board of Directors of Cytos Biotechnology AG, Schlieren/Zurich, Switzerland, until April 2003. Mr. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, the International Society for Antiviral Research, and President of the Executive Board of the International Union of Immunological Societies (IUIS). He is also a member of the Scientific Advisory Boards of: The Lombard Odier, Darier Hentsch & Cie Bank, Geneva, Switzerland; BT & T, Jersey; Bio-Alliance AG, Frankfurt, Germany; Aravis General Partner Ltd., Cayman Islands; Cytos Biotechnology AG, Schlieren/Zurich, Switzerland; Bioxell, Milan, Italy; Esbatech, Zurich, Switzerland; Novimmune, Geneva, Switzerland; Miikana Therapeutics, Fremont CA; Cancevir, Zurich, Switzerland, and Mann-Kind, Sylmar CA, US. He is also a Science Consultant to: GenPat77, Berlin/Munich, Germany; Aponetics AG, Witterswil, Switzerland; Solis Therapeutics, Palo Alto, US; Ganymed, Mainz, Germany; and Zhen-Ao Group, Dalian, China. He is a citizen of Switzerland.

        Fred Meyer.    Mr. Meyer serves as director of Novartis Corporation. He has been retired for at least the past five years and is a citizen of Switzerland.

        Paolo Costa.    Mr. Costa serves as the Vice Chairman of the Board of Directors of Novartis Biotech. He is also the President and Chief Executive Officer of Novartis Corporation. Prior to being appointed to his current position, he was President and Chief Executive Officer of Novartis Pharmaceuticals Corporation. Mr. Costa is a citizen of Brazil.

Item 4. Terms of the Transaction.

Item 1004

        (a)(1) Not applicable.

        (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directions of Chiron's Board of Directors," "Special Factors—Novartis' Purpose and Reasons for the Merger," "The Special Meeting—Quorum; Vote Required," "Special Factors—Certain Effects of the Merger," "Special Factors—Plans for Chiron after the Merger" and "Special Factors—Material Federal Income Tax Considerations" is incorporated herein by reference.

        (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Merger" and "Special Factors—Certain Effects of the Merger" and "Special Factors—Interests of Chiron's Directors and Executive Officers in the Merger" is incorporated herein by reference.

        (d) The information contained in the section of the Proxy Statement entitled "Appraisal Rights" and in Annex D, Section 262 of the Delaware General Corporation Law, to the Proxy Statement, is incorporated herein by reference.

        Neither Chiron nor Novartis has made any provision to grant unaffiliated stockholders of Chiron access to the corporate files of Chiron or Novartis or to obtain counsel or appraisal services at their expense.

        (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

        (a)    The information contained in the section of the Proxy Statement entitled "Special Factors—Transactions and Relationships Between Novartis and Chiron" is incorporated herein by reference.

        (b)    The information contained in the section of the Proxy Statement entitled "Special Factors—Background of the Merger" is incorporated herein by reference.

        (c)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Transactions and Relationships Between Novartis and Chiron" is incorporated herein by reference.

        (e)    The information contained in the sections of the Proxy Statement entitled: "Special Factors—Transactions and Relationships Between Novartis and Chiron," and "The Merger Agreement" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006

        (b)    The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger," "Special Factors—Plans for Chiron After the Merger," "Special Factors—Novartis' Purpose and Reasons for the Merger" and "The Merger Agreement—Effect of the Merger on Common Stock" is incorporated herein by reference.

        (c)(1)-(8)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Plans for Chiron After the Merger" "Special Factors—Certain Effects of the Merger," "Special Factors—Novartis' Purpose and Reasons for the Merger" and "Special Factors—Interests of Chiron's Directors and Executive Officers in the Merger" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

        (a)-(c)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directions of Chiron's Board of Directors," "Special Factors—Novartis' Purpose and Reasons for the Merger," "Special Factors—Position of the Novartis Entities Regarding Fairness of Merger," "Special Factors—Opinions of Chiron's Financial Advisors," "Special Factors—Other Written Presentations," "Special Factors—Certain Effects of the Merger" and "Special Factors—Conduct of Business of Chiron if the Merger is not Completed" is incorporated herein by reference.

        (d)    The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directions of Chiron's Board of Directors," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Chiron's Directors and Executive Officers in the Merger," "Special Factors—Material Federal Income Tax Considerations," "Special Factors—Fees and Expenses" and "Appraisal Rights" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014

        (a),(b)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directions of Chiron's Board of Directors," "Special Factors—Novartis' Purpose and Reasons for the Merger," "Special Factors—Position of Novartis Regarding Fairness of the Merger," "Special Factors—Opinions of Chiron's

Financial Advisors," "Special Factors—Other Written Presentations," and in Annexes B and C is incorporated herein by reference.

        (c)    The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Merger," "The Special Meeting—Quorum; Vote Required," "The Merger Agreement—Actions to be Taken to Complete the Merger" and "The Merger Agreement—Closing Conditions" is incorporated herein by reference.

        (d)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors," "Special Factors—Opinions of Chiron's Financial Advisors," "Special Factors—Other Written Presentations," and in Annexes B and C is incorporated herein by reference.

        (e)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors" is incorporated herein by reference.

        (f)    Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015

        (a)-(c)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Opinions of Chiron's Financial Advisors," "Special Factors—Other Written Presentations," "Special Factors—Position of the Novartis Entities Regarding Fairness of Merger" and in Annexes B and C to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

        (a),(b)    The information contained in the section of the Proxy Statement entitled "Questions and Answers About the Merger," and "Special Factors—Source and Amount of Funds; Financing for the Merger" is incorporated herein by reference.

        (c)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Fees and Expenses" and "The Merger Agreement—Expenses" is incorporated herein by reference.

        (d)    Not applicable.

Item 11. Interest in Securities of the Subject Company.

Item 1008

        (a)    The information set forth under the captions "Special Factors—Interests of Chiron's Directors and Executive Officers in the Merger," "The Merger Agreement—Treatment of Options and Share Rights" and "Stock Ownership of Management and Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

        (b)    The information set forth under the caption "Special Factors—Transactions and Relationships Between Novartis and Chiron" and "Stock Ownership of Management and Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012

        (d)    The information contained in the sections of the Proxy Statement entitled "The Special Meeting—Quorum; Vote Required," "Special Factors—Fairness of the Merger; Recommendation of the

Non-Novartis Directors of Chiron's Board of Directors" and "Special Factors—Position of the Novartis Entities Regarding Fairness of Merger" is incorporated herein by reference.

        (e)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010

        (a)    The information contained in the sections of the Proxy Statement entitled "Selected Financial Information" and "Where You Can Find More Information" is incorporated herein by reference.

        (b)    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

        (a),(b)    The information contained in the section of the Proxy Statement entitled "The Special Meeting—Proxy Solicitation" is incorporated herein by reference.

Item 15. Additional Information.

Item 1011

        (b)    The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Item 1016

        (a)(1)    Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 1, 2006.

        (a)(2)    Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

        (a)(3)    Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Sylvia B. Piven, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 1, 2005.**

        (a)(4)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Thomas Stone Irrevocable Trust v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(5)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Paulena Partners LLC v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(6)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Judy Longcore, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 2, 2005.**

        (a)(7)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Edith Auman, on behalf of herself and all others similarly situated v. Lewis D. Coleman, et al., filed September 1, 2005.**

        (a)(8)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Steven Rosenberg, et al v. Lewis W. Coleman, et al., filed September 1, 2005.**

        (a)(9)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Tracie Scotto, On Behalf of Herself and All Others Similarly Situated v. Howard H. Pien, et al., filed September 1, 2005.**

        (a)(10)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William Steiner, individually and on behalf of all others similarly situated v. Chiron Corp, et al., filed September 1, 2005.**

        (a)(11)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Joseph S. Fisher MD, P.C. New Profit Sharing Trust, Trustee Joseph S. Fisher, MD. v. Lewis W. Coleman, et al., filed September 2, 2005.**

        (a)(12)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William V. Lattarulo v. Chiron Corporation, et al., filed September 8, 2005.**

        (a)(13)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Ronald A. Abramoff, et al. v. Howard Pien, et al., filed September 12, 2005.**

        (a)(14)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Albert Stein, On Behalf of Himself and All Others Similarly Situated v. Chiron Corporation, et al., filed September 13, 2005.**

        (a)(15)    Class Action Consolidated Complaint filed in the Superior Court of Alameda County, State of California, captioned In re Chiron Shareholder Deal Litigation, filed January 24, 2006.***

        (b)    None.

        (c)(1)    Opinion of Credit Suisse First Boston, attached as Annex B to the Proxy Statement.

        (c)(2)    Opinion of Morgan Stanley, attached as Annex C to the Proxy Statement.

        (c)(3)    Financial analysis presentation materials, dated October 30, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.*

        (c)(4)    Financial analysis presentation materials, dated October 18, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(5)    Financial analysis presentation materials, dated September 4, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(6)    Supplementary materials, dated September 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(7)    Financial analysis presentation materials, dated May 20, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(8)    Discussion materials, dated October 28, 2005, prepared by Goldman, Sachs & Co.***

        (d)(1)    Agreement and Plan of Merger, dated as of October 30, 2005, among Chiron, Novartis Corporation, Novartis Biotech Partnership, Inc., and Novartis AG, attached as Annex A to the Proxy Statement.

        (d)(2)    Investment Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.54 of the Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.701 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(3)    Governance Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation and Chiron Corporation (initially filed as Exhibit 10.55 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.702 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(4)    Subscription Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.56 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.703 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(5)    Cooperation and Collaboration Agreement dated as of November 20, 1994, between Ciba-Geigy Limited and Chiron Corporation (initially filed as Exhibit 10.57 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.704 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(6)    Registration Rights Agreement dated as of November 20, 1994 between Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.58 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.705 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(7)    Market Price Option Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.59 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.706 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(8)    Amendment dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.60 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.707 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(9)    Supplemental Agreement dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.61 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.708 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(10)    Amendment with Respect to Employee Stock Option Arrangements dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation, (initially filed as Exhibit 10.62 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.709 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(11)    Agreement, dated November 27, 1996, between Ciba-Geigy Limited and Chiron, incorporated by reference to Exhibit 10.92 of Chiron's current report on Form 8-K filed with the Commission on December 17, 1996.

        (d)(12)    Amendment dated March 26, 1997, to Agreement dated November 27, 1996, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-Q for the period ended March 30, 1997.

        (d)(13)    Letter Agreement dated December 19, 1997, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.712 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(14)    Letter Agreement dated December 24, 1997, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.713 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(15)    Letter Agreement, dated May 6, 1996, as to consent to assignment of contracts to Novartis Limited, among the Registrant, Ciba-Geigy Limited, Ciba-Geigy Corporation and Ciba Biotech Partnership, Inc., incorporated by reference to Exhibit 10.43 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(16)    Letter Agreement, dated December 19, 1996, regarding compensation paid by Chiron for director services performed by employees of Ciba-Geigy Limited, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(17)    Letter Agreement dated September 30, 1999, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.716 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(18)    Chiron Funding L.L.C. Limited Liability Company Agreement, entered into and effective as of December 28, 1995, among Chiron, Chiron Biocine Company and Biocine S.p.A. and Ciba-Geigy Corporation, incorporated by reference to Exhibit 10.80 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(19)    Agreement between Ciba-Geigy Limited and Chiron made November 15, 1995, incorporated by reference to Exhibit 10.81 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(20)    Reimbursement Agreement dated as of March 24, 1995, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.76 of Chiron's report on Form 10-Q for the period ended July 2, 1995.

        (d)(21)    Reimbursement Agreement, dated as of June 28, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.94 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(22)    Reimbursement Agreement, dated as of July 12, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.93 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(23)    Letter Agreement dated December 31, 1999 between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1999.

        (d)(24)    Letter Agreement dated December 7, 2000, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.723 of Chiron's report on Form 10-K for fiscal year 2000.

        (d)(25)    Amendment dated May 18, 2001 to Governance Agreement dated as of November 20, 1994 among Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2003.

        (d)(26)    Amendment dated October 21, 2002 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2002.

        (d)(27)    Amendment dated February 21, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.727 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(28)    Amendment dated March 11, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.728 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(29)    Amendment dated May 16, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.528 of Chiron's report on Form 10-Q for the period ended June 30, 2003.

        (d)(30)    Amendment dated December 5, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorported by reference to Exhibit 10.729 of Chiron's report on Form 10-K for fiscal 2003.

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.

        (g)    None.

*
Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 25, 2005.

**
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on January 11, 2006.

***
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on February 6, 2006.

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 28, 2006	CHIRON CORPORATION
	by	/s/ Jessica M. Hoover
Name: Jessica M. Hoover Title: Vice President, Head of Corporate Development

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 28, 2006	NOVARTIS CORPORATION
	by	/s/ Jeff Benjamin Name: Jeff Benjamin Title: Vice President and Deputy General Counsel

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 28, 2006	NOVARTIS BIOTECH PARTNERSHIP, INC.
	by	/s/ Wayne P. Merkelson Name: Wayne P. Merkelson Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 28, 2006	NOVARTIS AG
	by	/s/ Joerg Walther Name: Joerg Walther Title: Authorized Signatory
	by	/s/ Peter Rupprecht Name: Peter Rupprecht Title: Authorized Signatory

EXHIBIT INDEX

        (a)(1)    Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 1, 2006.

        (a)(2)    Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

        (a)(3)    Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Sylvia B. Piven, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 1, 2005.**

        (a)(4)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Thomas Stone Irrevocable Trust v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(5)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Paulena Partners LLC v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(6)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Judy Longcore, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 2, 2005.**

        (a)(7)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Edith Auman, on behalf of herself and all others similarly situated v. Lewis D. Coleman, et al., filed September 1, 2005.**

        (a)(8)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Steven Rosenberg, et al v. Lewis W. Coleman, et al., filed September 1, 2005.**

        (a)(9)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Tracie Scotto, On Behalf of Herself and All Others Similarly Situated v. Howard H. Pien, et al., filed September 1, 2005.**

        (a)(10)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William Steiner, individually and on behalf of all others similarly situated v. Chiron Corp, et al., filed September 1, 2005.**

        (a)(11)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Joseph S. Fisher MD, P.C. New Profit Sharing Trust, Trustee Joseph S. Fisher, MD. v. Lewis W. Coleman, et al., filed September 2, 2005.**

        (a)(12)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William V. Lattarulo v. Chiron Corporation, et al., filed September 8, 2005.**

        (a)(13)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Ronald A. Abramoff, et al. v. Howard Pien, et al., filed September 12, 2005.**

        (a)(14)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Albert Stein, On Behalf of Himself and All Others Similarly Situated v. Chiron Corporation, et al., filed September 13, 2005.**

        (a)(15)    Class Action Consolidated Complaint filed in the Superior Court of Alameda County, State of California, captioned In re Chiron Shareholder Deal Litigation, filed January 24, 2006.***

        (b)    None.

        (c)(1)    Opinion of Credit Suisse First Boston, attached as Annex B to the Proxy Statement.

        (c)(2)    Opinion of Morgan Stanley, attached as Annex C to the Proxy Statement.

        (c)(3)    Financial analysis presentation materials, dated October 30, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.*

        (c)(4)    Financial analysis presentation materials, dated October 18, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(5)    Financial analysis presentation materials, dated September 4, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(6)    Supplementary materials, dated September 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(7)    Financial analysis presentation materials, dated May 20, 2005, prepared by Credit Suisse First Boston and Morgan Stanley.**

        (c)(8)    Discussion materials, dated October 28, 2005, prepared by Goldman, Sachs & Co.***

        (d)(1)    Agreement and Plan of Merger, dated as of October 30, 2005, among Chiron, Novartis Corporation, Novartis Biotech Partnership, Inc., and Novartis AG, attached as Annex A to the Proxy Statement.

        (d)(2)    Investment Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.54 of the Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.701 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(3)    Governance Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation and Chiron Corporation (initially filed as Exhibit 10.55 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.702 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(4)    Subscription Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.56 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.703 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(5)    Cooperation and Collaboration Agreement dated as of November 20, 1994, between Ciba-Geigy Limited and Chiron Corporation (initially filed as Exhibit 10.57 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.704 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(6)    Registration Rights Agreement dated as of November 20, 1994 between Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.58 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.705 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(7)    Market Price Option Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.59 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.706 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(8)    Amendment dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.60 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.707 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(9)    Supplemental Agreement dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.61 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.708 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(10)    Amendment with Respect to Employee Stock Option Arrangements dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation, (initially filed as Exhibit 10.62 of Chiron's current report on Form 8-K dated

January 4, 1995), incorporated by reference to Exhibit 10.709 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(11)    Agreement, dated November 27, 1996, between Ciba-Geigy Limited and Chiron, incorporated by reference to Exhibit 10.92 of Chiron's current report on Form 8-K filed with the Commission on December 17, 1996.

        (d)(12)    Amendment dated March 26, 1997, to Agreement dated November 27, 1996, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-Q for the period ended March 30, 1997.

        (d)(13)    Letter Agreement dated December 19, 1997, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.712 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(14)    Letter Agreement dated December 24, 1997, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.713 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(15)    Letter Agreement, dated May 6, 1996, as to consent to assignment of contracts to Novartis Limited, among the Registrant, Ciba-Geigy Limited, Ciba-Geigy Corporation and Ciba Biotech Partnership, Inc., incorporated by reference to Exhibit 10.43 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(16)    Letter Agreement, dated December 19, 1996, regarding compensation paid by Chiron for director services performed by employees of Ciba-Geigy Limited, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(17)    Letter Agreement dated September 30, 1999, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.716 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(18)    Chiron Funding L.L.C. Limited Liability Company Agreement, entered into and effective as of December 28, 1995, among Chiron, Chiron Biocine Company and Biocine S.p.A. and Ciba-Geigy Corporation, incorporated by reference to Exhibit 10.80 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(19)    Agreement between Ciba-Geigy Limited and Chiron made November 15, 1995, incorporated by reference to Exhibit 10.81 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(20)    Reimbursement Agreement dated as of March 24, 1995, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.76 of Chiron's report on Form 10-Q for the period ended July 2, 1995.

        (d)(21)    Reimbursement Agreement, dated as of June 28, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.94 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(22)    Reimbursement Agreement, dated as of July 12, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.93 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(23)    Letter Agreement dated December 31, 1999 between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1999.

        (d)(24)    Letter Agreement dated December 7, 2000, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.723 of Chiron's report on Form 10-K for fiscal year 2000.

        (d)(25)    Amendment dated May 18, 2001 to Governance Agreement dated as of November 20, 1994 among Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2003.

        (d)(26)    Amendment dated October 21, 2002 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2002.

        (d)(27)    Amendment dated February 21, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.727 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(28)    Amendment dated March 11, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.728 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(29)    Amendment dated May 16, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.528 of Chiron's report on Form 10-Q for the period ended June 30, 2003.

        (d)(30)    Amendment dated December 5, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorported by reference to Exhibit 10.729 of Chiron's report on Form 10-K for fiscal 2003.

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.

        (g)    None.

*
Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 25, 2005.

**
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on January 11, 2006.

***
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on February 6, 2006.

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EXHIBIT INDEX